Exhibit 99.1

June 9, 2004

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

ABN AMRO BANK N.V.

By:
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	ABN AMRO Bank N.V.
Address:	250 Bishopsgate, London EC2M 4AA
Contact Person:	MTN Desk
Telephone:	020 7678 6560
Facsimile:	020 7678 6484

June 9, 2004

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

DEUTSCHE BANK AG LONDON

By:
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	Deutsche Bank AG London
Address:	Winchester House 1 Great Winchester Street London EC2N 2DB
Attention:	MTN Trading Desk
Telephone:	+44 20 7545 2761
Facsimile:	+44 113 336 1453

June 9, 2004

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

J.P. MORGAN SECURITIES LTD.

By:
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	J.P. Morgan Securities Ltd.
Address:	125 London Wall, London EC2Y 5AJ
Contact Person:	Head of Transaction Execution Group
Telephone:	+44 207 325 5141
Facsimile:	+44 207 325 8240

June 9, 2004

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

MIZUHO INTERNATIONAL PLC

By:
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	Mizuho International plc
Address:	Bracken House, One Friday Street, London EC4M 9JA
Contact Person:	Dawn Ward
Telephone:	020 7090 6452
Facsimile:	020 7651 2921

June 9, 2004

Nordea Bank Danmark A/S
Christiansbro, Strandgade 3
DK-1401 Copenhagen K
Denmark

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

NORDEA BANK DANMARK A/S

By:
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	Transaction Management
Address:	Christiansbro, Strandgade 3, DK-1401 Copenhagen K, Denmark
Contact Person:	Morten Husted Permin/Rasmus Nissen Hald
Telephone:	+45 3333 5655/5842
Facsimile:	+45 3333 2697

June 9, 2004

The Toronto-Dominion Bank
Triton Court, 14/18 Finsbury Square
London EC2A 1DB

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

THE TORONTO-DOMINION BANK

By:
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:
Address:
Contact Person:
Telephone:
Facsimile: